UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.
I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[ ]	Merger
[X]	Liquidation
[ ]	Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[ ] Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: Invesco BLDRS Index Funds Trust
3.	Securities and Exchange Commission File No.: 811-21057
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[X]	Initial Application	[ ]	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
3500 Lacey Road
Suite 700
Downers Grove, IL 60515
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Adam Henkel, Head of Legal, US ETFs
Invesco Capital Management LLC
3500 Lacey Road
Suite 700
Downers Grove, IL 60515
630-684-6724
7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

The Bank of New York Mellon
2 Hanson Place, 9th Floor

Brooklyn, NY 11217
(212) 495-1784
NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
[ ]	Management company;
[X]	Unit investment trust; or
[ ]	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
[ ]	Open-end	[ ]	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
New York
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Not applicable
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Invesco Distributors, Inc.
11 Greenway Plaza, Suite 1000
Houston, TX 77046
13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es):
Invesco Capital Management LLC
3500 Lacey Road
Suite 700
Downers Grove, IL 60515
(b)	Trustee’s name(s) and address(es):
The Bank of New York Mellon
2 Hanson Place, 9th Floor
Brooklyn, NY 11217
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[ ]	Yes	[X]	No

If Yes, for each UIT state: Not Applicable
Name(s):
File No.:  811-______
Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[ ]	Yes	[X]	No
If Yes, state the date on which the board vote took place:  Not applicable
If No, explain:
As a unit investment trust, the Trust does not have a board of directors/trustees.
(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[ ]	Yes	[X]	No
If Yes, state the date on which the shareholder vote took place:  Not Applicable
If No, explain:
The Trust was terminated in accordance with the terms of its trust indenture, which provides that the mandatory termination date for the Trust and its series shall be the maturity, redemption, sale or other disposition, as the case may be, of the last security held by the Trust. The trust indenture does not require a shareholder vote to terminate (each series of the Trust has terminated and has no shareholders). The Trust’s Standard Terms and Conditions similarly provides that the trust indenture, the Standard Term and Conditions, and the Trust shall terminate by their terms on the mandatory termination date. The sponsor of the Trust does not intend to deposit additional series and does not wish to maintain this registration.
II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[X]	Yes	[ ]	No
(a)	If Yes, list the date(s) on which the fund made those distributions: April 6, 2023
(b)	Were the distributions made on the basis of net assets?
[X]	Yes	[ ]	No
(c)	Were the distributions made pro rata based on share ownership?
[X]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not Applicable
(e)	Liquidations only: Were any distributions to shareholders made in-kind?
[ ]	Yes	[X]	No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Not Applicable
17.	Closed-end funds only:
Has the fund issued senior securities? Not Applicable
[ ]	Yes	[ ]	No
If yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: Not Applicable
18.	Has the fund distributed all of its assets to the fund’s shareholders?
[X]	Yes	[ ]	No
If No,
(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[ ]	Yes	[X]	No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: Not Applicable
III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)
[ ]	Yes	[X]	No
If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?

[ ]	Yes	[ ]	No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[ ]	Yes	[X]	No
If Yes,
(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $12,236
(ii)	Accounting expenses: $0
(iii)	Other expenses (list and identify separately): $0
(iv)	Total expenses (sum of lines (i)-(iii) above): $12,236
(b)	How were those expenses allocated?
Expenses were allocated 100% to the fund.
(c)	Who paid those expenses?
The fund paid the expenses.
(d)	How did the fund pay for unamortized expenses (if any)?
Not Applicable.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[ ]	Yes	[X]	No
If yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Not Applicable
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[ ]	Yes	[X]	No
If Yes, describe the nature and extent of those activities: Not Applicable
VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger: Not Applicable
(b)	State the Investment Company Act file number of the fund surviving the Merger: Not Applicable
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not Applicable
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not Applicable

VERIFICATION

The undersigned states that (i) he has executed this Form N‑8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Invesco BLDRS Index Funds Trust, (ii) he is the Secretary and Head of Legal, US ETFs of Invesco Capital Management LLC, Sponsor of the Invesco BLDRS Index Funds Trust and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N‑8F application have been taken.  The undersigned also states that the facts set forth in this Form N‑8F application are true to the best of his or her knowledge, information and belief.

November 9, 2023

/s/Adam Henkel Name: Adam Henkel Title: Secretary and Head of Legal, US ETFs